FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash and cash equivalents	$	118,744
Accounts receivable		157,180
Computer equipment, net of accumulated depreciation of $18,900		-
Total assets	$	275,924

LIABILITIES AND MEMBERS EQUITY

Liabilities		
Accounts payable and accrued expenses	$	139,383
Members' Equity		136,541
Total liabilities and members' equity	$	275,924